UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE TO/A
(Rule 13e-4)
TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Final Amendment)
BlackRock Private Credit Fund
(Name of Issuer)
BlackRock Private Credit Fund
(Name of Person(s) Filing Statement)
Class S, Class D and Institutional Shares of Beneficial Interest
(Title of Class of Securities)
BRY4333P7, BRY42WTV3 and BRY13VCK2
(CUSIP Number of class of securities)
John M. Perlowski
BlackRock Capital Investment Advisors, LLC
50 Hudson Yards
New York, NY 10001
(212) 810-5300
(Name, Address and Telephone No. of Person Authorized to Receive Notices and Communications on Behalf of the Person(s)
Filing Statement)
With copies to:

Steven Grigoriou, Esq. Simpson Thacher & Bartlett LLP 900 G Street, NW Washington, DC 20001	Jonathan Gaines, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, NY 10017

August 10, 2026
(Date Tender Offer First Published, Sent or Given to Security Holders)

☐	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Final Amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed on August 10, 2026 by BlackRock Private Credit Fund (the “Fund”) in connection with an offer by the Fund (the “Offer”) to purchase up to 3,486,374 of its outstanding shares of beneficial interest (the “Shares”) at a price equal to the net asset value per Share as of September 30, 2026 (the “Valuation Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase filed as Exhibit (a)(1)(ii) to the Statement (the “Offer to Purchase”).
This is the Final Amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.
The following information is furnished pursuant to Rule 13e-4(c)(4):
1.	The Offer expired at 11:59 p.m., Eastern Time, on September 4, 2026.
2.
3,193,088 Shares of the Fund were validly tendered and not withdrawn prior to the expiration of the Offer. The Fund accepted for purchase 100% of the Shares of the Fund that were validly tendered and not withdrawn prior to the expiration of the Offer as permitted by Rule 13e-4(f)(1) of the Securities Exchange Act of 1934, as amended.

3.
Payment of the purchase price was made in the form of non-interest bearing, non-transferable promissory notes respectively issued to the Shareholders whose tendered Shares were accepted for purchase by the Fund in accordance with the terms of the Offer.

4.	The net asset value of Shares tendered pursuant to the Offer was calculated as of the Valuation Date in the amount of $23.53 per Share.
5.
Pursuant to the promissory notes, the Fund paid on or about October 30, 2026 to the tendering Shareholders a total of $75,124,957.22, an amount equal to the aggregate net asset value of the Shares as of the Valuation Date, less the early repurchase deduction, as applicable, and representing the cumulative amount payable under the promissory notes.

Except as specifically provided herein, the information contained in the Statement, as amended, and the Transmittal Letter remains unchanged and this Amendment does not modify any of the information previously reported on the Statement, as amended, or the Transmittal Letter.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BLACKROCK PRIVATE CREDIT FUND

Dated: November 5, 2026	By:	/s/ Diana Huffman
		Name:	Diana Huffman
		Title:	Secretary

EXHIBIT INDEX

Exhibit
107	Filing Fee Table